VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Guaranteed Accumulation Account

Supplement dated June 8, 2015 to the

Guaranteed Accumulation Account Prospectus dated December 15, 2014

This supplement updates and amends certain information contained in your Guaranteed Accumulation Account Prospectus and replaces the prior supplement dated April 29, 2014. Please read it carefully and keep it with your current Prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE INTEREST RATE LOCK

The Interest Rate Lock feature is no longer being offered in your contract, and all references to the Interest Rate Lock are hereby deleted from the prospectus.

IMPORTANT INFORMATION ABOUT THE MARKET VALUE ADJUSTMENT

The first sentence in the fourth paragraph of the Market Value Adjustment (“MVA”) subsection of the Summary section of the prospectus and the first sentence in the seventh paragraph under the Market Value Adjustment (“MVA”) section of the prospectus are deleted and replaced with the following:

Under certain contracts, payments due to the death of the participant will include the aggregate MVA only if it is positive, regardless of whether the death benefit is paid within six months following death.

IMPORTANT INFORMATION ABOUT THE COMPANY

The first three paragraphs of “The Company” section of the prospectus are deleted and replaced with the following:

Voya Retirement Insurance and Annuity Company (the “Company,” “we,” “us,” “our”) is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. (“Voya®”), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol “VOYA” and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the “March 2015 Offering”) and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the “March 2015 Direct Share Buyback”) (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the “March 2015 Transactions”). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

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UPDATE TO THE “FURTHER INFORMATION” SECTION OF THE PROSPECTUS

The Securities Act of 1933 Act number referenced in the “Further Information” section of the prospectus is hereby deleted and replaced with the following: 333-200435.

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